FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2015

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

THE REGISTRANT HEREBY INCORPORATES ALL PARTS OF THIS REPORT ON FORM 6-K BY REFERENCE IN REGISTRATION STATEMENT NO. 333-190509 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F-3ASR UNDER THE SECURITIES ACT OF 1933.

19 August 2015

SANTANDER UK PLC

BOARD CHANGES

Santander UK today announces that Ed Giera has been appointed as an Independent Non-Executive Director and will join the Board with immediate effect. As a result of Bruce Carnegie-Brown’s appointment to the Board of Banco Santander, S.A. earlier this year, and therefore no longer being classified as independent in the UK, Ed Giera will assume the Chairmanship of the Santander UK Board Risk Committee on 1 November 2015. Bruce Carnegie-Brown will remain on the Santander UK Board as a Non-Executive Director and a member of the Santander UK Board Risk, Board Remuneration and Board Nomination Committees.

In addition, as a result of nearing the completion of his term of office, Roy Brown has decided to step down as an Independent Non-Executive Director with effect from 31 December 2015. In order to ensure an orderly transition, he will also step down as Chair of Board Remuneration Committee (whilst remaining a member) with effect from 1 September 2015, at which point current Senior Independent Director, Scott Wheway, will assume that role until further notice.

- Ends -

For media enquiries, please contact:

Jennifer Scardino	(Director of Corporate Affairs and Marketing)	020 7756 4886

Notes to Editors:

Ed Giera CV

Ed Giera is an experienced Non-executive Director, having held a number of Board roles since retiring from JP Morgan Securities, the investment banking affiliate of JP Morgan Chase & Co.  He is currently a Non-Executive Director at Pension Corporation Group Limited, a holding company for the Pension Insurance Corporation, where he also chairs the Board Audit & Risk Committee.  Alongside this role, he is a Non-executive Director for two funds managed by the alternative investment manager, Renshaw Bay LLP.   Mr Giera also provided corporate finance advisory and fiduciary services as Principal of E.J. Giera, LLC, and was formerly a Non-Executive Director for NovaTech, L.L.C. and the Life and Longevity Markets Association.

Additional information about Santander UK and Banco Santander, S.A.

Banco Santander (SAN.MC, STD.N, BNC.LN) (‘Santander’) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the eurozone by market capitalisation. Founded in 1857, Santander had EUR 1.43 trillion in managed funds, 117 million customers, 12,951 branches – more than any other international bank – and 185,405 employees at 31 December 2014. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. In the year ended 2014, Santander registered EUR 5.816 billion in attributable profit, an increase of 39% from the same period of the previous year.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. The bank serves more than 14 million active customers with 20,500 employees and operates through 900 branches and 68 regional Corporate Business Centres.

Banco Santander, S.A. has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc continues to have its preference shares listed on the London Stock Exchange. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 19 August 2015	By / s / Michelle Hill
(Authorized Signatory)